News Release 19-10

May 13, 2019

SSR MINING ANNOUNCES VOTING RESULTS FROM 2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces that each of the nine nominees listed in the management proxy circular for the 2019 Annual and Special Meeting of Shareholders (the “Meeting”) were elected as directors of SSR Mining on Thursday, May 9, 2019. Voting results for the election of directors are set out below:

	Votes For	% For	Votes Against	% Against
Number of Directors	72,964,875	99.55%	332,740	0.45%

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	72,914,424	99.48%	383,190	0.52%
Paul Benson	73,083,977	99.71%	213,637	0.29%
Brian R. Booth	73,034,297	99.64%	263,317	0.36%
Simon A. Fish	73,052,645	99.67%	244,969	0.33%
Gustavo A. Herrero	72,962,679	99.54%	334,935	0.46%
Beverlee F. Park	72,993,137	99.58%	304,477	0.42%
Richard D. Paterson	72,941,933	99.51%	355,681	0.49%
Steven P. Reid	73,048,839	99.66%	248,775	0.34%
Elizabeth A. Wademan	72,992,651	99.58%	304,963	0.42%

At the Meeting, the shareholders of SSR Mining also approved: (i) the appointment of the auditor and authorized the directors to set the auditor’s remuneration; and (ii) a non-binding advisory resolution accepting SSR Mining’s approach to executive compensation.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

The voting results for each resolution are set out below:

	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditor	90,663,724	98.24%	1,626,612	1.76%

	Votes For	% For	Votes Against	% Against
Advisory Vote on Executive Compensation	72,182,043	98.48%	1,115,571	1.52%

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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